December 30, 2004

Ms. Lynn A. Dicker
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	JDS Uniphase Corporation

Annual Report on Form 10-K for the year ended June 30, 2004 Filed September 16, 2004

Quarterly Report on Form 10-Q for the quarter ended September 30, 2004

Form 8-K Dated October 27, 2004

File No. 000-22874

Dear Ms. Dicker:

     This letter responds to your December 16, 2004 letter to Mr. Ronald C. Foster, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the documents referenced above filed with the Securities and Exchange Commission (the “Commission”). The Commission’s inquiries and the Company’s answers to each inquiry have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations Page 39

Commission Inquiry 1. Please provide, in future filings, more detailed discussion of the effects of price and product mix changes as required by Regulation S-K Item 303 (a)(3)(iii). In general, your discussion should separately quantify the effects of changes in rate and volume on reported revenue.

     The Company acknowledges the Commission’s comment and will include in future filings a more detailed discussion and appropriate quantification of the effects of price and product mix changes on reported revenue as required by Regulation S-K Item 303(a) (3)(iii).

Commission Inquiry 2. Please supplementally tell us the nature of the inventory written-down or off. How were the write-downs distributed between raw materials, work-in-process and finished goods? What were the material components of each write-

Ms. Lynn A Dicker
December 30, 2004

down? How did you determine the amounts and timing of these write-downs? Are all items completely written off? If so, when were they discarded or when and how will they be disposed of? For any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins? Please revise future filings as necessary.

     The Company supplementally informs the Commission that the nature of the inventory write-downs during the year were predominantly the result of changes in forecasted customer demand and technological changes in our products. The majority of the inventory written down consisted of raw material, and to a lesser extent finished goods. The major elements of the written down raw material consists of raw components and items that had not gone into production. The major elements of finished goods inventory consists of raw material, labor and overhead. The Company operates in markets, with relatively few customers which has historically resulted in variability in customer demand and material inventory write downs. Due to dramatic and precipitous changes in customer demand in the last several years, the Company has recorded inventory write downs during fiscal 2004, 2003, 2002 and 2001 of $29.8 million, $60.1 million, $203.9 million and $510.6 million, respectively. As discussed in our Critical Accounting Policies, the Company regularly assesses the valuation of our inventory and writes down those inventories which are obsolete or in excess of its forecasted 12 month usage. The Company routinely reviews inventory for usage potential, including fulfillment of customer warranty obligations and spare part requirements. The Company writes down to zero the value of excess and obsolete inventory that is not expected to be consumed through operations within 12 months. Additionally, and to a lesser extent, inventory that is expected to sell within 12 months at below current carrying value is written down to net realizable value. The Company generally identifies written down inventory by excess and obsolete designations. Obsolete is defined as on-hand inventory that is no longer on an active bill of material and has not had usage in the last two years. Excess is defined as on-hand inventory that exceeds 12 months forecasted usage. Excess is written down to zero value in large part due to our history of dramatic changes in customer demand and inherent product obsolescence concerns. The Company has an active scrap program and typically disposes of obsolete inventory that has been written down through the use of scrap dealers or physical disposal/destruction. During fiscal 2004, the Company scrapped $50.3 million of fully reserved inventory. For any written down inventory items retained, the Company evaluates the future realizable value of inventories and impact on gross margins, taking into consideration product life cycles, technological and product changes, demand visibility and other market conditions. The Company believes its current process for establishing inventory reserves appropriately balances the risk in the market place with a fair representation of the realizable value of the Company’s inventory. The Company currently discloses in its MD&A significant changes in gross profit margins related to both write downs of excess and obsolete inventories and recoveries of previously reserved excess and obsolete inventory. The Company acknowledges the Commission’s comment and in future filings will quantify and discuss any substantial items and the actual impact of each of these items for all periods presented

Ms. Lynn A Dicker
December 30, 2004

Restructuring and Other Related Charges – Page 48

Commission Inquiry 3. Please expand future MD&A to make quantified disclosure about anticipated and actual cost savings derived from your restructuring efforts during the periods presented. Your disclosures should fully conform to the guidance set forth in the Question under “Disclosures” to SAB Topic 5-P. Refer to the next to last paragraph to the referenced question.

     The Company acknowledges the Commission’s comment and will disclose in future filings actual cost savings for all periods presented and anticipated savings associated with any substantial future restructuring events. Actual cost savings related to prior restructuring events will not be changed as such restructuring events are effectively complete.

Income Tax Expense (Benefit) – Page 51

Commission Inquiry 4. In future filings please quantify the changes in your tax valuation allowance for deferred tax assets in accordance with SFAS 109: Accounting for Income Taxes (SFAS 109).

     The Company acknowledges the Commission’s comment and will conform its MD&A discussion with related tax disclosures in the footnotes to the financial statements.

Financial Statements

Note 13. Reduction in Other Long-Lived Assets – Page 86

Commission Inquiry 5. In future filings please disclose in the notes and in MD&A the factors leading you to conclude that the assets were impaired. For example, revise future filings to discuss the impairment indicators you reviewed and the assumptions you relied upon in your analysis. Also, disclose the segment in which the impaired assets are recorded. Refer to paragraph 26 of SFAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

     The Company acknowledges the Commission’s comment and will include in future filings a discussion in the footnotes to the financial statements of the factors that the Company considers when reviewing assets for impairment in accordance with SFAS 144, including the indicators reviewed and assumptions relied upon in such analysis. We would like to bring to the Commission’s attention that information regarding these factors is also included in our MD&A under the heading “Critical Accounting Policies — Long-Lived Asset Valuation (Property, plant and

Ms. Lynn A Dicker
December 30, 2004

equipment and intangible assets)”. The Company will also disclose in future filings the segment or segments in which any impaired assets are recorded.

Note 18. Operating Segments and Geographic Information – Page 104

Commission Inquiry 6. We note that the geographic information has been separated into three components, North America, Europe, Asia and other. Please confirm supplementally that no revenues or assets attributed to any individual foreign country are material. If material, please disclose separately in future filings. Refer to SFAS 131: Disclosures about Segments of an Enterprise and Related Information (SFAS 131), paragraph 38.

     The Company supplementally advises the Commission that there are no individual foreign countries with material revenue. The Company has determined that one foreign country, China, does have long-lived assets in excess of 10% of total long-lived assets. As requested by the Commission, this information will be disclosed separately in future filings.

Commission Inquiry 7. SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

     The Company acknowledges the Commission’s comment and will disclose in future filings long-lived assets by geographic area as required by SFAS 131.

Note 20. Guarantees Page 107

Commission Inquiry 8. We note that you enter into certain contracts that contingently require the Company to indemnify parties against third-party claims. It appears that your indemnification agreements should be disclosed pursuant to FIN 45: Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). Please revise future filings to provide the disclosures required by paragraph 13 of FIN 45 or explain why you do not consider additional disclosures to be necessary. If you believe that the amounts are not material, provide supplemental support for your conclusion.

     The Company respectfully advises the Commission that it believes it has presented the information regarding our indemnification agreements in accordance with the requirements of paragraph 13 of FIN 45, including the requirement to disclose information about each guarantee, or each group of similar guarantees. The Company believes that the disclosures do address the nature of each guarantee or group of guarantees as specified in FIN 45 and the circumstances under which the Company enters into the related guarantee. As has been disclosed in the filing, the maximum potential liability is not stated or estimable and as such, no liability has been accrued. The Company has no recourse to third parties in such contracts and so

Ms. Lynn A Dicker
December 30, 2004

has not discussed such possibilities in the disclosure. In light of the information presented, the Company believes it has appropriately addressed the requirements of FIN 45.

Form 8-K Dated October 27, 2004

Commission Inquiry 9. We note that you present your non-GAAP measures in the form of a Non-GAAP Condensed Consolidated Statement of Operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP loss from operations, etc., which have not been described to investors. In fact, it appears that management does not use these non-GAAP numbers but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. These disclosures must be included in the Form 8-K itself.

     • In future filings, to eliminate investor confusion please remove the Non-GAAP Condensed Consolidated Statement of Operations and disclose only those Non-GAAP measures used by management with appropriate reconciliations.

     • Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10 (e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

     The Company acknowledges that Instruction 2 to Item 2.02 of Form 8-K requires disclosures covered by paragraph (e)(1)(i) of Item 10 of regulation S-K. The Company respectfully advises the Commission that the management of the Company does use the non-GAAP measures presented, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP income or loss from operations, and non-GAAP EBITDA in its financial and operational decision making. As an example, the Company has established certain incentive compensation programs utilizing non-GAAP EBITDA performance targets. As the Company believes that such measures are useful to investors for their overall understanding of the Company’s current financial performance and prospects for the future, a description of the measures and an explanation of managements’ usage will be provided in future filings for each non-GAAP measure presented in the Non-GAAP Condensed Consolidated Statements of Operations as part of the Company’s Form 8-K.

     The Company proposes to include for future periods the following disclosure in its Form 8-K:

     “The Company provides non-GAAP financial information in order to provide meaningful supplemental information regarding its operational

Ms. Lynn A Dicker
December 30, 2004

performance and to enhance its investors’ overall understanding of its core current financial performance and its prospects for the future. The Company believes that its investors benefit from seeing its results “through the eyes” of management in addition to the GAAP presentation. Management measures segment and enterprise performance using measures such as are disclosed in this release. This information facilitates management’s internal comparisons to the Company’s historical operating results and comparisons to competitors’ operating results.

     Non-GAAP information allows for greater transparency to supplemental information used by management in its financial and operational decision-making. Historically, the Company has reported similar non-GAAP information to its investors and believes that the inclusion of comparative numbers provides consistency in its financial reporting.

     This information is not in accordance with, or an alternative for, generally accepted accounting principles in the United States. It excludes items, such as restructuring and realignment charges, reductions in long-lived assets, reductions in the fair value of investments, gains on sales of investments, losses on equity method investments and amortization, that may have a material effect on the Company’s earnings and earnings per share calculated in accordance with GAAP. Management monitors these excluded items to ensure that expenses are in line with management’s expectations and that the Company’s GAAP results are correctly stated, but does not use them to measure the ongoing operating performance of the Company.”

Ms. Lynn A Dicker
December 30, 2004

JDS UNIPHASE CORPORATION
NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per-share data)
(unaudited)

	Three Months Ended September 30, 2004
		Reconciling
	As Reported	Items		Non-GAAP*
Net revenue	$194.5	$—		$194.5
Cost of sales	151.6	(1.3)	(a)	150.3

Gross profit	42.9	1.3		44.2
Operating expenses:
Research and development	24.5	—		24.5
Selling, general and administrative	37.2	(1.2)	(b)	36.0
Amortization of other intangibles	4.7	(4.7)	(c)	—
Reduction of other long-lived assets	4.5	(4.5)	(d)	—
Restructuring charges	5.3	(5.3)	(e)	—

Total operating expenses	76.2	(15.7)		60.5

Loss from operations	(33.3)	17.0		(16.3)
Interest and other income, net	2.7	—		2.7
Gain on sale of investments	0.3	(0.3)	(f)	—
Reduction in fair value of investments	(2.3)	2.3	(g)	—
Loss on equity method investments	(2.9)	2.9	(h)	—

Loss before income taxes	(35.5)	21.9		(13.6)
Income tax expense	0.5	—		0.5

Net loss	$(36.0)	$21.9		$(14.1)

Net loss per share — basic and diluted	$(0.02)			$(0.01)

Shares used in per-share calculation — basic and diluted	1,442.4			1,442.4

*The above non-GAAP results exclude the following items which are included in the Company’s operating results when presented in accordance with generally accepted accounting principles (GAAP):

(a)	Cost of goods sold related to realignment events

(b)	Costs of selling, general and administrative related to realignment events

(c)	Amortization of intangibles from acquisitions

(d)	Adjustment to the carrying value of the Company’s assets held for sale

(e)	Restructuring expense primarily due to severance

(f)	Gain on sale of available for sale investments

(g)	Reduction in the fair value of cost basis investments

(h)	Loss on equity method investments, primarily due to the Company’s share of losses in equity investments

Form 10-Q as of September 30, 2004

Note 4. Inventories – Page 7

Commission Inquiry 10. We note that you sold inventory previously written down. Revise future filings to disclose whether you sold them at your original cost or at a normal selling price. In future filings disclose the revenue recognized on these sales and state the impact of the sales on gross margin for each period presented.

     The Company respectfully advises the Commission that the majority of the inventory previously written down is related to excess raw material components

Ms. Lynn A Dicker
December 30, 2004

resulting from dramatic declines in customer demand. In cases where the Company sells previously written down inventory it is typically sold as a component part of a finished product. The finished product is sold at market price at that time resulting in higher average gross margin on such revenue. The Company does not track the selling price of individual raw material components that have been previously written off since such raw material components usually are only a portion of the resultant finished products and related sales price. The Company currently discloses in its MD&A significant changes in gross profit margins related to both write-downs of excess and obsolete inventories and recoveries of previously reserved excess and obsolete inventory

Note 10. Restructuring and Global Realignment – Page 11

Facilities and Equipment and Lease Costs – Page 13

Commission Inquiry 11. We note that you recovered proceeds in excess of carrying values of fixed assets that were disposed of in connection with the restructuring actions. How did your initial estimate of fair value less costs to sell comply with the requirements of SFAS 144?

     The Company respectfully advises the Commission that the Company recovered proceeds from the disposal of previously impaired fixed assets that were in excess of the impaired values. These asset impairments resulted from restructuring activities under SFAS 121: Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS No. 121) during fiscal 2001 and 2002. Such assets were determined to be impaired as part of the restructuring actions, reduced to estimated fair value, and subsequently disposed of through auctions, donations and scrapping of the assets. Proceeds were received during fiscal 2002 and 2003 for such assets sold through auctions. No proceeds were recovered in fiscal 2004 or through the first quarter of fiscal 2005. The Company adopted SFAS 144 as of the beginning of fiscal 2003 (adoption of SFAS 144 was required for fiscal years beginning after December 15, 2001).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations – Page 24

Gross Profit – Page 27

Commission Inquiry 12. We see disclosures in this section that your gross profit was impacted by favorable excess inventory benefits, cancellation revenues and warranty reversals. Supplementally discuss in greater detail these items. Revise future filings to quantify the actual impact these items had on your gross profit for all periods presented.

     The Company supplementally advises the Commission that the disclosure cited by the Commission refers to the Company’s expectation that future benefits from favorable excess inventory recoveries, cancellation revenues and warranty reversals and their impact on gross profit will decline and could create margin variation in any

Ms. Lynn A Dicker
December 30, 2004

quarter. The Company supplementally advises the Commission of the impact of these items on the Company’s results for the first quarter of fiscal 2005.

     • As discussed in note 4 to the Condensed Consolidated Financial Statements, utilization of previously reserved inventory increased by $2.0 million in the first fiscal quarter of 2005, as compared to the same quarter in fiscal 2004.

     • There was no cancellation revenue in the first quarter of fiscal 2005 or 2004, and no cancellation revenue is expected for the remainder of fiscal 2005

     • As discussed in note 17 to the Condensed Consolidated Financial Statements warranty reversals decreased from $5.6 million in the first quarter of fiscal 2004 to $3.3 million in the first quarter of fiscal 2005. The Company has significantly reduced the accrual for warranty as certain programs have been completed and the Company expects the impact on gross profit to decline in future periods.

     The Company acknowledges the Commission’s comment and in future filings will quantify and discuss any significant items and the actual impact of each of these items on the Company’s gross profit for all periods presented.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me should you wish to discuss the foregoing or should you have any questions or comments.

Yours truly,
/s/ Ronald C. Foster
Ronald C. Foster
Executive Vice President and Chief Financial Officer

cc:	Kevin J. Kennedy, Chief Executive Officer
Joseph J. Passarello, Vice President and Corporate Controller
Christopher S. Dewees, Senior Vice President and General Counsel
Stephen E. Almassy, Partner, Ernst & Young LLP
Bruce D. Day, Chairman, Audit Committee JDS Uniphase